

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

RECEIVED

FEB 2 8 2006

WASH. D.C. 153

SEC FILE NUMBER
8- 42051

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LIBERTY CAPITAL INVESTMENT CORPORATION**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1700 SW 4th Avenue   Suite #105

(No. and Street)

Portland   OR   97201-5512

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary F. Purpura, President   503-225-9393

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beemer, Smith, Munro & Co., LLP

(Name – *if individual, state last, first, middle name*)

10135 SE Sunnyside Road, Suite 140   Clackamas   OR   97015-5732

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Gary F. Purpura, President_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Liberty Capital Investment Corporation_____ , as
of __December 31_____ , 20 _05___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY CAPITAL INVESTMENT CORPORATION
Portland, Oregon

FINANCIAL STATEMENTS
For the Year Ended
December 31, 2005

Liberty Capital Investment Corporation
FINANCIAL STATEMENTS
December 31, 2005



Beemer, Smith, Munro & Co., LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Liberty Capital Investment Corporation

We have audited the accompanying statement of financial condition of Liberty Capital Investment Corporation (the Company) as of December 31, 2005, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Capital Investment Corporation at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental section at pages 12 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beemer, Smith, Munro & Co., LLP

Beemer, Smith, Munro & Co., LLP
February 3, 2006

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10135 SE Sunnyside Road
Suite 140
Clackamas, OR 97015

www.bsmco.com

principa|alliance
MEMBER

Phone: 503-656-6900
Toll Free: 866-341-2800
Fax: 503-656-6910

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION   N 3 | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 | 99 |
SEC FILE NO. 8-42051 | 98 |

ASSETS

Consolidated | 198 |
Unconsolidated [X] | 199 |

	Allowable		Non-Allowable		Total	
1. Cash	$ 185,768	200			$ 185,768	750
2. Receivables from brokers or dealers:						
A. Clearance account	48,661	295				
B. Other	10,013	300	$	550	58,674	810
3. Receivables from non-customers	-0-	355		600	-0-	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	138,197	424				
E. Spot commodities		430			138,197	850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440	7,800	610	7,800	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $		150				
B. Other securities $		160				
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	-0-	490	2,705	680	2,705	920
11. Other assets	-0-	535	11,309	735	11,309	930
12. TOTAL ASSETS	$ 382,639	540	$ 21,814	740	$ 404,453	940

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	LIBERTY CAPITAL INVESTMENT CORPORATION	as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1316		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	54,618	1205	-0-	1385	54,618	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $	970					
2. Includes equity subordination (15c3-1 (d)) of .... $	980					
B. Securities borrowings, at market value: from outsiders $	990			1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $	1000					
2. Includes equity subordination (15c3-1 (d)) of .... $	1010					
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 54,618	1230	$ -0-	1450	$ 54,618	1760

Ownership Equity

21. Sole proprietorship		$	1770
22. Partnership (limited partners $	1020)		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		18,634	1792
C. Additional paid-in capital		10,116	1793
D. Retained earnings		321,085	1794
E. Total		349,835	1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 349,835	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 404,453	1810

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	LIBERTY CAPITAL INVESTMENT CORPORATION

For the period (MMDDYY) from ♥ 01/01/05 `3932` to 12/31/05 `3933`

Number of months included in this statement 12 `3931`

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 189,566 `3935`
   b. Commissions on listed option transactions .... ♥ 3,465 `3938`
   c. All other securities commissions .... 108,849 `3939`
   d. Total securities commissions .... 301,880 `3940`
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... `3945`
   b. From all other trading .... `3949`
   c. Total gain (loss) .... `3950`
3. Gains or (losses) on firm securities investment accounts .... 28,801 `3952`
4. Profit (loss) from underwriting and selling groups .... ♥ `3955`
5. Revenue from sale of investment company shares .... 301,009 `3970`
6. Commodities revenue .... `3990`
7. Fees for account supervision, investment advisory and administrative services .... 1,355 `3975`
8. Other revenue .... 8,371 `3995`
9. Total revenue .... $ 641,416 `4030`

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ 291,213 `4120`
11. Other employee compensation and benefits .... ♥ 106,411 `4115`
12. Commissions paid to other broker-dealers .... 54,997 `4140`
13. Interest expense .... `4075`
    a. Includes interest on accounts subject to subordination agreements .... `4070`
14. Regulatory fees and expenses .... `4195`
15. Other expenses .... 128,434 `4100`
16. Total expenses .... $ 581,055 `4200`

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (Item 9 less Item 16) .... $ 60,361 `4210`
18. Provision for Federal Income taxes (for parent only) .... ♥ 6,995 `4220`
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... `4222`
    a. After Federal Income taxes of .... `4238`
20. Extraordinary gains (losses) .... `4224`
    a. After Federal Income taxes of .... `4239`
21. Cumulative effect of changes in accounting principles .... `4225`
22. Net income (loss) after Federal Income taxes and extraordinary items .... $ 53,366 `4230`

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items .... $ 5,164 `4211`

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BROKER OR DEALER	LIBERTY CAPITAL INVESTMENT CORPORATION

For the period (MMDDYY) from 01/01/05 to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 307,835 | 4240 |

   A. Net income (loss) .... 53,366 | 4250 |

   B. Additions (Includes non-conforming capital of .... $ [4262]) 8,634 | 4260 |

   C. Deductions (Includes non-conforming capital of .... $ [4272]) 20,000 | 4270 |

2. Balance, end of period (From item 1800) .... $ 349,835 | 4290 |

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ _____ | 4300 |

   A. Increases .... _____ | 4310 |

   B. Decreases .... _____ | 4320 |

4. Balance, end of period (From item 3520) .... $ _____ | 4330 |

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Liberty Capital Investment Corporation
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

NET CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 53,366
Noncash expenses, revenues, losses and gains included in net income:	
--Depreciation	1,271
--Unrealized (gain) loss on investments	(13,664)
--(Gain) loss on sale of investments	(15,137)
--Gain (loss) on sale of assets	--
(Increase) decrease in:	
--Mutual fund commission receivable	(4,483)
--Ameritrade receivable	6,097
--Prepaid income tax	(4,801)
--Prepaid expenses	(2,023)
Increase (decrease) in:	
--Deferred taxes	5,559
--Accounts payable	206
--Accrued liabilities	8,155
--Accrued income tax	(1,517)
Net Cash Provided from Operating Activities	33,029

CASH FLOWS FROM INVESTING ACTIVITIES:

Cash outflows for purchase of fixed assets	(1,614)
Cash outflows for purchase of investments	(16,328)
Proceeds from sale of investments	24,317
Net Cash Provided from Investing Activities	6,375

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid	(20,000)
Proceeds from stock issuance	8,634
Net Cash Used in Financing Activities	(11,366)
Net Increase (Decrease) in Cash and Cash Equivalents	28,038

CASH AND CASH EQUIVALENTS, beginning of year	157,730
CASH AND CASH EQUIVALENTS, end of year	$ 185,768

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ 11,797

LIBERTY CAPITAL INVESTMENT CORPORATION
Portland, Oregon

Notes to Financial Statements
December 31, 2005

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989 in Oregon. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934.

Revenue Recognition

Customers' security transactions are recorded on a settlement date basis with related commission income and expense recorded on a trade date basis.

Investments

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes cash on hand, cash in banks and cash equivalents. Cash equivalents include all highly liquid investment instruments purchased with a maturity of three months or less.

The Company uses the indirect method of reporting cash flows.

Deferred Income Taxes

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

Advertising

Advertising costs are generally charged to operations in the year incurred and totaled $-0- in 2005.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Accounts receivable from brokers, dealers and clearing organization result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C: INVESTMENT SECURITIES

Marketable securities owned at December 31, 2005 consist of investment securities at quoted market values, and other not readily marketable securities as illustrated below:

Readily marketable (allowable):
Corporate stocks	$ 83,333
Stock and bond mutual funds	54,864
	$ 138,197

Not readily marketable (non-allowable):
Corporate warrants	$ 1,650
Corporate stock	6,150
	$ 7,800

NOTE D: FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2005, fixed assets consist of:

	2005
Furniture and fixtures	$ 24,457
Leasehold improvements	1,868
	26,325
Less: Accumulated depreciation	(23,620)
	$ 2,705

Depreciation expense was $1,271 for the year ended December 31, 2005.

NOTE E: CAPITAL STOCK

Capital stock at December 31, 2005 consists of:

20,000 shares of no par value common stock authorized, 10,300 issued and outstanding.	$ 18,634

NOTE F: INCOME TAXES

The components of the provision for corporate income tax are as follows:

	Current	Deferred	Total
Federal	$ 3,135	$ 3,860	$ 6,995
State and local	3,292	1,699	4,991
Total Provision	$ 6,427	$ 5,559	$ 11,986

Net deferred tax assets (liability) as of December 31, 2005 consist of the following:

	Assets	Liabilities	Total
Current:			
Federal	$ 1,034	$ 2,050	$(1,016)
State	455	902	(447)
	1,489	2,952	(1,463)
Noncurrent:			
Federal	--	158	(158)
State	--	70	(70)
	--	228	(228)
Total	$ 1,489	$ 3,180	$(1,691)

NOTE G: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $304,691, which was $254,691 in excess of its required net capital of $50,000. The Company's net capital ratio was .179 to 1.

NOTE H: RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $8,000 ($9,000 if age 50 or older). The company must match dollar-for-dollar the employee elective deferrals up to 3% of wage up to $6,000 or contribute 2% of wage up to $4,000 for all employees. The contribution made for the year ended December 31, 2005 was $7,192.

NOTE I: STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

NOTE J: LEASE COMMITMENTS

The Company entered into a lease agreement effective March 26, 2001 for lease of office space and parking. The agreement calls for monthly payments of $1,868.13 for office space until May 1, 2003 when it increased to $1,974.88 per month. Parking is at the current market rate which is currently $316 per month. The agreement expires April 30, 2006.

The future lease commitments are summarized as follows:

| | Lease |
Year	Commitment
2006	$ 7,900

Total rent expense including parking for 2005 was $32,668.

NOTE K: CONCENTRATIONS OF CREDIT RISK

The Company has cash and money market fund deposits at financial institutions in excess of the Federally insured limits. The amount at risk at December 31, 2005 is $119,173. The Company does business primarily in Portland, Oregon and surrounding metropolitan area.

BROKER OR DEALER	LIBERTY CAPITAL INVESTMENT CORPORATION	as of _12/31/05_

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition . . . . $ 349,835 | 3480 |
2. Deduct ownership equity not allowable for Net Capital . . . . 19( ) | 3490 |
3. Total ownership equity qualified for Net Capital . . . . 349,835 | 3500 |
4. Add:
    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital . . . . _____ | 3520 |
    B. Other (deductions) or allowable credits (List) . . . . _____ | 3525 |
5. Total capital and allowable subordinated liabilities . . . . $ 349,835 | 3530 |
6. Deductions and/or charges:
    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 21,814 | 3540 |
    B. Secured demand note deficiency . . . . _____ | 3590 |
    C. Commodity futures contracts and spot commodities-
      proprietary capital charges . . . . _____ | 3600 |
    D. Other deductions and/or charges . . . . _____ | 3610 | (21,814) | 3620 |
7. Other additions and/or allowable credits (List) . . . . _____ | 3630 |
8. Net capital before haircuts on securities positions . . . . 20 $ 328,021 | 3640 |
9. Haircuts on securities (computed, where applicable,
    pursuant to 15c3-1 (f)):
    A. Contractual securities commitments . . . . $ _____ | 3660 |
    B. Subordinated securities borrowings . . . . _____ | 3670 |
    C. Trading and investment securities:
      1. Exempted securities . . . . 18 _____ | 3735 |
      2. Debt securities . . . . _____ | 3733 |
      3. Options . . . . _____ | 3730 |
      4. Other securities . . . . 23,110 | 3734 |
    D. Undue Concentration . . . . 220 | 3650 |
    E. Other (List) . . . . _____ | 3736 | (23,330) | 3740 |
10. Net Capital . . . . $ 304,691 | 3750 |

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BROKER OR DEALER	LIBERTY CAPITAL INVESTMENT CORPORATION	as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	3,641	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14.	Excess net capital (line 10 less 13)	$	254,691	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	299,229	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition................................	$	54,618	3790
17.	Add:			
	A. Drafts for immediate credit................................... $			3800
	B. Market value of securities borrowed for which no equivalent value is paid or credited .... $			3810
	C. Other unrecorded amounts (List)................................ $	3820	$	3830
19.	Total aggregate indebtedness	$	54,618	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10).................	%	17.9	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

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BROKER OR DEALER LIBERTY CAPITAL INVESTMENT CORPORATION	as of	12/31/05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon

which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of

customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another

broker-dealer on a fully disclosed basis. Name of clearing

firm ▼ Advanced Clearing, Inc. 8-16335 [4335]   K2B   [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
▼ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
▼ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
▼ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
▼ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
▼ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
▼ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
▼ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
▼ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
▼ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
▼ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ ▼ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE: DESCRIPTION

    1.   Equity Capital

    2.   Subordinated Liabilities

    3.   Accruals

    4.   15c3-1(c)(2)(iv) Liabilities

3/78

SUPPLEMENTAL INFORMATION

Liberty Capital Investment Corporation
Reconciliation of the Computation of Net Capital Under Rule 15c3-1
As of December 31, 2005

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2005)

Total ownership equity from statement of Financial Condition, as reported in Company's Part II FOCUS report (Unaudited)	$ 336,714
Change in cash	129,527
Change in receivables from brokers or dealers	14,706
Change in receivables from non-customers	(2,613)
Change in market value of other securities	(129,378)
Change in cost of investments not readily marketable	3,300
Change in other assets	(8,200)
Change in fixed assets and accumulated depreciation (non-allowable assets)	141
Change in accounts payable, accrued liabilities, expenses and other	5,638
Total ownership equity per audit	**$ 349,835**
Net capital, as reported in Company's Part II FOCUS report (Unaudited)	$ 282,708
Audit adjustments to increase accrued expenses	5,638
(Increase) decrease in non-allowable assets	4,759
(Increase) decrease in haricuts on securities	4,323
Undue concentration haircut	(220)
Other audit adjustments - net	7,483
Net capital per audit	**$ 304,691**

-15-



Beemer, Smith, Munro & Co., LLP
Certified Public Accountants and Business Advisors

The Board of Directors
Liberty Capital Investment Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Capital Investment Corporation (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

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objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Beemer, Smith, Munro & Co., LLP
February 3, 2006